SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

Form 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of September 2021

Eni S.p.A.

(Exact name of Registrant as specified in its charter)

Piazzale Enrico Mattei 1 -- 00144 Rome, Italy

(Address of principal executive offices)

_________________________

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F X Form 40-F

_________________________

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2b under the Securities Exchange Act of 1934.)

Yes __ No X

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): )

Table of contents

•	INTERIM DIVIDEND 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorised.

Eni S.p.A.

/s/ Paola Mariani
Name:	Paola Mariani
Title:	Head of Corporate
Secretary’s Staff Office

Date: September 20, 2021

INTERIM DIVIDEND 2021

Rome, 20 September 2021 – As announced to the market when the Company published its second quarter results 2021[1], on September 22, 2021 (October 7, 2021 for ADRs) will be distributed the 50% of the dividend 2021 as an interim dividend, through the use of available reserves of Eni S.p.A., for an amount determined at 0.43 euro per share (or 0.86 euro per ADR, being each ADR listed on the New York Stock Exchange representative of 2 Eni shares) gross of taxes to be paid[2], if any, for each share outstanding on the ex-dividend date.

The ex-dividend date is September 20, 2021 (record date September 21, 2021)[3].

Company Contacts:

Press Office: Tel. +39.0252031875 – +39.0659822030

Freephone for shareholders (from Italy): 800940924

Freephone for shareholders (from abroad): + 80011223456
Switchboard: +39-0659821

ufficio.stampa@eni.com

segreteriasocietaria.azionisti@eni.com

investor.relations@eni.com

Web site: www.eni.com

1 Please refer to press release published on July 30, 2021 “Eni results for the second quarter and half year 2021”.

2 Depending on the recipient’s fiscal status dividends are subject to a withholding tax or are treated in part as taxable income.

3 On ADR payment date, Citibank, N.A. will pay Eni S.p.A.’s dividend net of the amount of the withholding tax under Italian law applicable to all Depository Trust Company Participants.